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                                                                      Exhibit 99


       INFORMATION REGARDING DM ASSOCIATES AND THE NIRENBERG TRANSACTION

STOCK OWNED BY DM ASSOCIATES

  DM Associates Limited Partnership ("DM Associates") is the owner of record of 1,858,743 shares of Class B Common Stock, representing approximately 66.8% of the issued and outstanding shares of Class B Common Stock, and 60.7% of the total voting power of both classes of the Common Stock. The general partner of DM Associates is New DM Management Associates I ("DM Management I"), which is a general partnership. The general partners of DM Management I are Robert B. Stein, Jr., Gregory G. Landry and Mitchell J. Kupperman.

  Pursuant to the partnership agreement of DM Associates, DM Management I has the right to vote all of the shares of Class B Common Stock owned by DM Associates. In connection with the closing of the transactions contemplated by the Nirenberg Agreement described below, the partnership agreement of DM Management I was amended to provide that a majority of the partnership interests of DM Management I determines how to vote 638,743 of the shares of Class B Common Stock owned by DM Associates, and that the remaining 1,220,000 shares of Class B Common Stock owned by DM Associates will be voted for or against any stockholder motion or proposal in the same proportion that all other shares of Class B Common Stock are voted for or against any such stockholder motion or proposal (including the 638,743 shares voted by DM Associates).

  In March 1992, DM Associates financed part of the purchase of its 1,858,743 shares of Class B Common Stock by obtaining a $7,100,000 loan (the "Limited Partnership Loan") from the Connecticut Development Authority ("CDA"). The Limited Partnership Loan is secured by DM Associates' pledge of 1,220,000 shares of the Class B Common Stock owned by DM Associates, representing 43.8% of the issued and outstanding shares of Class B Common Stock and 39.8% of the total voting power of both classes of Common Stock as of December 14, 1995. On September 30, 1994, FCN Properties Corporation, a corporation owned and controlled by Charles Nirenberg, purchased all of the CDA's right, title and interest in and to the Limited Partnership Loan.

  The limited partnership agreement of DM Associates provides that if the term of the limited partnership is extended beyond September 12, 1997, any limited partner whose percentage interest in DM Associates is greater than 30% may sell all or a portion of his or its interest, subject to DM Associates right of first refusal to purchase such interest. If DM Associates and such limited partner do not agree on the terms of acquiring such limited partner's interest, and there is not a third party purchaser, such limited partner has the right to: (i) demand the dissolution of DM Associates and the distribution of its assets to its partners; or (ii) cause such assets to be sold. The limited partnership agreement also requires DM Management I to consult with a certain limited partner of DM Associates before voting any shares at a meeting of the Company's shareholders or exercising any consensual rights of such shares. If DM Management I votes or exercises consensual rights of such shares in a manner in which such limited partner does not agree, the limited partner may dissolve DM Associates. As DM Associates' principal asset is its 1,858,743 shares of Class B Common Stock, if such a dissolution or sale occurs, a change in control of the Company could result.

THE NIRENBERG LITIGATION

  On August 8, 1995, Charles Nirenberg and Mitchell Kupperman, both directors of the Company at that time, commenced an action against the Company and the Company's other directors entitled Nirenberg v. Stein, Delaware Chancery Court, New Castle County, C.A. No. 14462 (the "Nirenberg Litigation").


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  At the time the Nirenberg Litigation was commenced, Mr. Stein, Mr. Landry,
Mr. Nirenberg and Mr. Kupperman, were partners of (i) DM Management I, and
(ii) New DM Management Associates II ("DM Management II"). Frank Colaccino was also a partner of DM Management II. DM Management I and DM Management II were the general partners of DM Associates.

  In the Nirenberg Litigation, Messrs. Nirenberg and Kupperman sought, among other things, a ruling of the Court that Messrs. Nirenberg and Kupperman, allegedly acting on behalf of DM Management I and DM Associates, had replaced by written shareholder consent two of the Company's seven current directors, Mr. Stein and John W. Everets, Jr., with two persons chosen by them. On September 13, 1995, the Court ruled that the Consent did not relate to a sufficient number of shares to remove directors, resulting in the Board of Directors of the Company continuing to be comprised of the persons who were directors prior to the execution of the Consent.

  In connection with the Annual Meeting that was scheduled to be held on October 31, 1995, Mr. Nirenberg nominated five Class B Directors to be elected at the Company's annual meeting of the stockholders. Mr. Nirenberg, together with Mr. Kupperman, would have been able, by virtue of holding a majority of the partnership interests of DM Management I, to elect Mr. Nirenberg's nominees at the Company's annual meeting. Mr. Nirenberg's nominees, if elected, would have constituted a majority of the Company's seven member Board of Directors.

THE NIRENBERG TRANSACTION

  On October 30, 1995, Mr. Nirenberg, and certain of his affiliates (collectively, "Nirenberg"), entered into an Agreement, as amended on December 1, 1995 (the "Nirenberg Agreement"), with the Company, Mr. Stein and Mr. Landry, for purposes of settling the dispute between Mr. Nirenberg and the Company's management with respect to control of the Company.

  Pursuant to the Nirenberg Agreement, among other things, the Company purchased for $10 million (i) all of Nirenberg's limited partnership interests in DM Associates, and (ii) the promissory note of DM Associates evidencing the Limited Partnership Loan, which note is secured by a pledge of 1,220,000 shares of the Class B Common Stock owned by DM Associates.

  Pursuant to the Nirenberg Agreement, the Company also paid to Nirenberg $2.3 million in consideration of certain matters, including, Nirenberg's waiver of certain alleged claims against the Company, Nirenberg allowing the Company to use his name and likeness in advertising materials and Nirenberg's agreement that he will not for a period of five years compete with the Company, solicit employment of any employee of the Company, or interfere in a material manner with any material business relationship between the Company and any third party. The Company also agreed to reimburse Nirenberg for up to $850,000 of previously unreimbursed fees and expenses incurred in connection with the activities relating to the Company.

  Under the terms of the Nirenberg Agreement, Mr. Nirenberg withdrew as a partner of DM Management I and DM Management II. As a result, the remaining partners of DM Management I are Messrs. Stein, Landry and Kupperman, each of whom owns one-third of the partnership interests of DM Management I. The remaining partners of DM Management II dissolved DM Management II, and DM Management I is therefore the sole remaining general partner of DM Associates.

  Mr. Kupperman's employment with the Company was terminated on December 1, 1995. In connection with the termination of Mr. Kupperman's employment and Mr. Kupperman's waiver of certain alleged claims against the Company, the Company paid $1,036,412 to Mr. Kupperman.


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  Effective December 1, 1995, Mr. Nirenberg and Mr. Kupperman each resigned as officers and directors of the Company, and M. Howard Jacobsen and Thomas O'Brien, temporary directors appointed by the Company pursuant to the Nirenberg Agreement, also resigned as directors. Thomas W. Janes, a principal of Triumph-Connecticut Limited Partnership, a holder of the Series B Notes and Series B Warrants, as defined below, was appointed a director to fill the vacancy created by Mr. Kupperman's resignation.

  The Company has agreed to indemnify Nirenberg against any liability or expense incurred by them as a result of or in connection with the transactions consummated pursuant to the Nirenberg Agreement.

THE FINANCING OF THE NIRENBERG TRANSACTION

  On December 1, 1995, the Company issued $13.5 million aggregate principal amount of its 10 1/4% Senior Subordinated Notes (Series B) due 2004 (the "Series B Notes"). The proceeds of the Series B Notes were primarily used to fund the obligations of the Company under the Nirenberg Agreement. The Series B Notes have substantially the same terms and conditions as the Company's current $75,000,000 10 1/4% Senior Subordinated Notes (Series A) due 2004 (the "Series A Notes"). The Indenture pursuant to which the Company issued the Series A Notes has been amended and restated so as to also apply to the Series B Notes.

  In conjunction with the issuance of the Series B Notes, the Company issued to the purchasers of the Series B Notes warrants to purchase 1,215,000 shares of the Class A Common Stock (the "Series B Warrants"). The Series B Warrants may be exercised at any time during the next 6 years. The initial exercise price of the Series B Warrants is $6.95 per share, but the exercise price may be adjusted to 110% of the market price of the Class A Common Stock one year after the issuance of the Series B Warrants, if such adjustment results in a decrease of the exercise price. The exercise price will also be adjusted upon the occurrence of various events, including stock dividends and issuances of Common Stock by the Company for a per share price less than the exercise price of the Series B Warrants or less than the then current market value of the Class A Common Stock.

  The Company has also agreed to register the Series B Warrants and the underlying Class A Common Stock for sale with the Securities and Exchange Commission, at the Company's expense. Failure to so register the Series B Warrants and underlying Class A Common Stock may cause the interest rate of the Series B Notes to increase in increments to a maximum rate of 11 3/4%.

  In addition to the Series B Warrants issued in connection with the sale of the Series B Notes, the Company issued warrants to purchase 500,000 shares of Class A Common Stock to the holders of the Series A Notes (the "Series A Warrants," and together with the Series B Warrants, the "Warrants"), in consideration of their waiving any rights that they may have had as a result of any Change of Control, as defined in the Indenture, that may have occurred, and in consideration of their agreement to certain amendments of the Indenture. The Series A Warrants have substantially the same provisions as the Series B Warrants.

  Contemporaneously with the consummation of the Nirenberg Agreement and the issuance of the Series B Notes, the Company's principal Credit Agreement was amended and restated. The Credit Agreement provides that the issuance of the Series B Notes and the transactions provided for in the Nirenberg Agreement will not constitute defaults under the Credit Agreement. The financial covenants in the Credit Agreement have also been amended so as to reflect the anticipated effect on the Company of the transactions provided for in the Nirenberg Agreement.

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